UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. Management Proposal November 28, 2025 – 03:00 PM Extraordinary General Meeting SUMMARY 1. Message from the Board of Directors ......................................... 3 2. Call Notice .................................................................................. 4 3. Shareholder participation in the EGM ......................................... 6 4. Matters to be deliberated at the EGM ....................................... 10 EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY ......................... 12 EXHIBIT II: INFORMATION OF THE APPRAISER ........................... 14 EXHIBIT III: APPRAISAL REPORT ................................................ 16 EXHIBIT IV: PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF RETURN .................................................... 17 EXHIBIT V: INFORMATION ABOUT THE SPIN-OFF AND THE MERGER OF THE SPUN-OFF PORTION .................................... 25 1. Message from the Board of Directors Dear Shareholder, It is with great pleasure that I invite you, Santander Brasil shareholder, to participate in our Extraordinary General Meeting ("EGM"), to be held on November 28, 2025, at 3:00 pm. Besides this Management Proposal (“Proposal”) a Manual for Participation in the EGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines. Pursuant to the Call Notice made available, we shall take resolutions on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company (“Appraisal Report” and “Return” respectively); (b) To approve the Appraisal Report; (c) To approve the Private Instrument of Protocol and Justification of the Partial Spin-Off of Return with the transfer of the Spun-Off Portion to the Company, entered into on October 29, 2025 (“Protocol and Justification of the Partial Spin-off of Return”); (d) To Approve the incorporation of the spun-off portion of Return by the Company, pursuant to the Protocol and Justification of the Partial Spin-off of Return (“Merger”), in accordance with art. 227 of Law No. 6,404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. As established by the Brazilian Securities and Exchange Commission - CVM, in order to facilitate its analysis and evaluation of the matters to be resolved on our EGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice. We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors. We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company. Best regards Deborah Stern Vieitas Chairman of the Board of Directors 2. Call Notice [to be published in the newspaper "Valor Econômico" in editions of October 30, 31 and November 01, 2025] BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067 CALL NOTICE - EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting ("EGM") to be held on November 28, 2025, at 3:00 p.m., at Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”)headquarters, located at Avenida Presidente Juscelino Kubitschek nº 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve on the following Agenda (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company (“Appraisal Report” and “Return” respectively); (b) To approve the Appraisal Report; (c) To approve the Private Instrument of Protocol and Justification of the Partial Spin-Off of Return with the transfer of the Spun-Off Portion to the Company, entered into on October 29, 2025 (“Protocol and Justification of the Partial Spin-off of Return”); (d) To Approve the incorporation of the spun-off portion of Return by the Company, pursuant to the Protocol and Justification of the Partial Spin-off of Return (“Merger”), in accordance with art. 227 of Law No. 6,404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. Observations for participation and Voting during the Meeting Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways: In person - The shareholders or their legal representatives shall present themselves for the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventytwo (72) hours before the EGM is held; Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual. As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the EGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision-making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures. In this sense, the Company recommends and encourages the participation of its shareholders in its Meetings, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Extraordinary General Meeting of November 28, 2025. General Instructions 1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%; 2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and 3. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CMV – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br). São Paulo, October 29, 2025 Deborah Stern Vieitas Chairman of the Board of Directors 3. Shareholder participation in the EGM Santander Brasil's shareholders may participate in the EGM in person, by a duly constituted attorney-in-fact, as specified in item 3.2 below, or by Remote Voting. Shareholders will be required to provide the following documents to participate in the EGM: Natural person: • Photo ID1 (original or notarized) • proof of ownership of the shares issued by the Company, issued by the depositary and/or custodian financial institution (original or authenticated) Legal entity: • corporate documents proving the shareholder's legal representation (original or certified copy)2 • Identity document of the legal representative with photo (original or certified copy) Investment fund • identity document of the legal representative of the Investment Fund administrator (or the manager, as the case may be) with photo (original or copy); • a simple copy of the fund's latest consolidated bylaws and the bylaws or articles of association of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of directors and/or power of attorney) 3.1. In-Person Participation Santander Brasil's shareholders may participate in the EGM by attending the place where it is held and declaring their vote, according to the types of shares they hold (common and/or preferred) and the matters to be voted on. Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution. 3.2. Participation by Proxy The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders. The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held. 1 The following documents may be presented: (i) General Registry Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Body Card valid as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) national driver's license (CNH) with photo. 2 Bylaws/Articles of Association and Minutes/Instruments of election of legal representatives registered with the competent body. However, to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held. In the case of submitting documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held. In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorneyin- fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal. Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above. The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A – Vila Nova Conceição - São Paulo – SP, 26th floor – Company’s Investor Relations, email: ri@santander.com.br. 3.3. Remote Voting Participation Pursuant to articles 26 et seq. of CVM Resolution No. 81/22, as amended, the Company's shareholders may also vote at general meetings by means of remote voting, to be formalized through the "remote voting ballot" (Boletim), the model of which is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc). The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below: (I) Submittal of the Ballot to Custody agents or Central Depository The Shareholder who chooses to exercise the remote vote through its respective custody agent ("Custodian") shall transmit its voting instructions in compliance with the rules determined by the Custodian, who shall forward such voting statements to the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão or directly forward the voting instructions to the Central Depositary observing the rules determined by B3 S.A. - Brasil, Bolsa, Balcão. Shareholders must contact their respective Custodians and Central Depository to verify the procedures established by them for issuing voting instructions via ballot, as well as the documents and information required for this purpose. The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 11/25/2025 (including), unless defined otherwise by them. (II) Submittal of the Ballot by the Shareholder to the Bookkeeper The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted: (i) all fields shall be duly completed; (ii) all pages shall be initialed; (iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation. The following documents shall be forwarded to the Bookkeeper: (i) original copy of the Ballot, duly completed, initialed and signed; and (ii) copy of the following documents: �� Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). �� Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). �� Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number). The documents shall be sent to the Bookkeeper within 4 days before the date of the EGM, in other words, by 11/25/2025 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br. After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 11/25/2025 (including). Ballots received by the Bookkeeper after 11/25/2025 shall be disregarded. (III) Submittal of the Ballot directly to the Company The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted: (i) all fields shall be duly completed; (ii) all pages shall be initialed; (iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation. The following documents shall be forwarded to the Company: (i) original copy of the Ballot, duly completed, initialed and signed; and (ii) copy of the following documents: �� Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). �� Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). �� Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). The documents shall be sent to the Company within 4 days before the date of the EGM, in other words, by 11/25/2025 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitschek, 2041 – Bloco A - 26th floor – Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br. After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 11/25/2025 (including). Ballots received by the Company after 11/25/2025 shall be disregarded. General Information: �� in accordance with Article 44 of CVM Resolution nº 81, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and �� upon termination of the deadline for remote voting, in other words, by 11/26/2025 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting. 3.4. ADR holders Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares. 4. Matters to be deliberated at the EGM Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM. According to the Call Notice made available to the shareholders, our EGM shall take resolutions regarding the following matters of the Agenda: 4.1. To RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company (“Appraisal Report” and “Return” respectively); Company's management proposes the ratification of the hiring of the specialized company PricewaterhouseCoopers Auditores Independentes Ltda., headquartered in the capital of the State of São Paulo, at Av. Brigadeiro Faria Lima, 3732, 16th floor, parts 1 to 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, Zip Code 04538-132, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“Appraiser”), as a specialized company responsible for preparing the Appraisal Report, assessed at book value, based on the based on the balance sheet of Return as of September 30. The information required by Exhibit L of CVM Resolution 81/22 is described in Exhibit II. 4.2. To APPROVE the Appraisal Report According to the Appraisal Report, the value of Return's spun-off assets to be transferred to the Company is R$8,460,000,000.00 (eight billion, four hundred and sixty million Brazilian reais). To prepare the Appraisal Report, the Appraisal Firm considered the events that occurred between December 31, 2024, and the date of the Appraisal Report, which affected Return's net equity, as described in the Protocol and Justification of the Partial Spin-off of Return and in the Appraisal Report. Any changes in equity between the date of the Appraisal Report and the date of the EGM will be reflected in the companies where they occurred and absorbed by the successor company. The Company's management proposes the approval of the Appraisal Report prepared by the Appraiser, the copy of which is included herein as Exhibit III. 4.3 To APPROVE the Private Instrument of Protocol and Justification of the Partial Spin-Off of Return with the transfer of the Spun-Off Portion to the Company, entered into on October 29, 2025 (“Protocol and Justification of the Partial Spin-off of Return”); The Company's management proposes approval of the Protocol and Justification for the Partial Spin-Off of Return, executed on October 29, 2025. The Protocol and Justification for the Partial Spin-Off of Return records that the Spun-Off Portion, corresponding to 97% of Return's equity, will be transferred to the Company, whose net book value, as determined by PricewaterhouseCoopers Auditores Independentes Ltda. is R$8,460,000,000.00 (eight billion, four hundred and sixty million reais), on the base date of September 30, 2025 (“Spun-Off Portion”), being composed of: (i) shares of Precato IV Fundo de Investimento Em Direitos Creditórios De Responsabilidade Limitada in the amount of R$291,527,960.30 or the equivalent in free resources, (ii) shares of Sainte Julie Fundo de Investimento em direitos creditórios Não-Padronizados Responsabilidade Limitada in the amount of R$691,980,496.99 or the equivalent in free resources, (iii) shares of the D365 Fundo de Investimento em Direitos Creditórios in the amount of R$551,172,641.30 or the equivalent in free resources, (iv) shares of the Atual Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior in the amount of R$ 3,431,442,928.25 or the equivalent in free resources, (v) shares of the Grupo Tiradentes Fundo de Investimento em Direitos Creditórios Educacional in the amount of R$88,883,580.61 or the equivalent in free resources, (vi) shares of the Fundo de Investimento em Direitos Creditórios Tellus in the amount of R$520,566.47 or the equivalent in free resources, (vii) shares of the Fundo de Investimento em Direitos Creditórios SantaFusve in the amount of R$51,625,791.15 or the equivalent in free resources, (viii) shares of the Fundo de Investimento em Direitos Creditórios Conretorno in the amount of R$74,359,189.44 or the equivalent in free resources, (ix) investments in Certificados de Recebíveis Imobiliários in the amount of R$109,664,669.03 or the equivalent in free resources, (x) amount equivalent to resources free financial investment in the amount of R$3,168,822,176.46. Since the Spun-Off Portion is comprised of assets and liabilities of Return, which is a whollyowned subsidiary of the Company, its equity is already reflected in the Company's financial statements. Therefore, the incorporation of the Spun-Off Portion at book value will not result in a capital increase, share issuance, or share dilution at the Company. In this regard, the Protocol and Justification for the Partial Spin-Off of Return constitutes Exhibit IV to this Management Proposal. The information required by Exhibit I of CVM Resolution 81/22 is described in Exhibit V. 4.4 To APPROVE the incorporation of the spun-off portion of Return by the Company, pursuant to the Protocol and Justification of the Partial Spin-off of Return (“Merger”), in accordance with art. 227 of Law No. 6,404/76, as amended The Company's management requests approval of the merger of the Spun-Off Portion of Return into the Company, under the terms and conditions set forth in the Protocol and Justification for the Partial Spin-Off of Return. We hereby note that the Merger will not result in an increase in the Company's net equity, since 100% (one hundred percent) of the shares issued by Return are directly owned by the Company, and the Company already records the aforementioned company in its consolidated financial statements. There will be no need for any amendment to the Company's Bylaws, and since the Company is the sole shareholder of Return, the provisions regarding withdrawal rights, pursuant to Article 137 of Law No. 6,404/76, do not apply to the merger. 4.5. If the previous matters are approved, AUTHORIZE and RATIFY all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders As a result of the approval of items 4.1 to 4.4, above, the Company's management proposes to the shareholders the granting of an authorization for management members to perform all the acts, records and annotations necessary and/or appropriate for implementation of the intended operation, including the ratification of acts already performed by management, including the proper filing and publication of all acts related to the merger, pursuant to article 227, §3, of Law 6,404/76. EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY [SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/MF under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/MF under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on November 28, 2025, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda: (a) To RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company (“Appraisal Report” and “Return” respectively). ( ) For ( ) Against ( ) Abstention (b) To APPROVE the Appraisal Report. ( ) For ( ) Against ( ) Abstention (c) To APPROVE the Private Instrument of Protocol and Justification of the Partial Spin-Off of Return with the transfer of the Spun-Off Portion to the Company, entered into on October 29, 2025 (“Protocol and Justification of the Partial Spin-off of Return”). ( ) For ( ) Against ( ) Abstention (d) To APPROVE the incorporation of the spun-off portion of Return by the Company, pursuant to the Protocol and Justification of the Partial Spin-off of Return (“Merger”), in accordance with art. 227 of Law No. 6,404/76, as amended. ( ) For ( ) Against ( ) Abstention (e) If the previous matters are approved, AUTHORIZE and RATIFY all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. ( ) For ( ) Against ( ) Abstention The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect. This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above. [Location], [day] of [month] 2025. _____________________________________________ [Signature of the Grantor] EXHIBIT II INFORMATION OF THE APPRAISER (Exhibit L pursuant to Resolution CVM 81/21) 1. List the appraisers recommended by management The Company's management proposes ratification of the engagement of PricewaterhouseCoopers Auditores Independentes Ltda., headquartered in the capital of the State of São Paulo, at Av. Brigadeiro Faria Lima, 3732, 16th floor, parts 1 to 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, Zip Code 04538-132, registered with the CNPJ/MF under No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, ("Appraiser"), to prepare the accounting appraisal report for Santander Leasing, based on the interim financial information as of September 30, 2025. 2. Describe the qualifications of the recommended appraisers. The Appraiser operates in the independent financial statement audit market in Brazil and abroad. The Appraiser 's professionals are highly qualified, with recognized experience in independent financial statement audits, and are fully qualified to perform balance sheet audits and issue appraisal reports on the net equity determined through accounting records. 3. Provide a copy of the work proposals and compensation of the recommended appraisers. The work proposal, including the scope of the proposed work and the amount of the fees, is included in Exhibit II.1. 4. Describe any relevant relationships existing in the last three years between the recommended appraisers and related parties of the company, as defined by the accounting rules governing this matter. The Appraiser has audited the Company's individual and consolidated financial statements over the last three years EXHIBIT II.1 WORK PROPOSAL OF THE APPRAISER �������������������������������������������������������������������������������������������������������������������� �������������������������������������������������������������������������������������������������������������������� �������������������������������������������������������������������������������������������������������������������� �������������������������������������������������������������������������������������������������������������������� ���������������������������������������� ���������������������������� EXHIBIT III APPRAISAL REPORT Return Capital Gestão de Ativos e Participações S.A. Laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis em 30 de setembro de 2025 Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A 2 de 8 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 Laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis Aos Acionistas e Administradores Return Capital Gestão de Ativos e Participações S.A. Dados da firma de auditoria 1 PricewaterhouseCoopers Auditores Independentes Ltda., sociedade de profissionais estabelecida na capital do Estado de São Paulo, na Avenida Brigadeiro Faria Lima, 3732, 16o andar, partes 1 a 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, inscrita no Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda sob o no 61.562.112/0001-20, registrada originalmente no Conselho Regional de Contabilidade do Estado de São Paulo sob o no 2SP000160/O-5, com seu Contrato Social de constituição registrado no 2o Cartório de Registro Civil das Pessoas Jurídicas de São Paulo - SP, no Livro A no 03, sob o no 2.510, 15 de janeiro de 1958, com alterações posteriores registradas no mesmo 2o Cartório de Registro Civil das Pessoas Jurídicas desta Capital, estando a última delas, datada de 1o de julho de 2025, registrada no mesmo 2o Cartório de Registro de Civil das Pessoas Jurídicas de São Paulo - SP sob o microfilme no 172.383, em 1o de outubro de 2025, representada pelo seu sócio infra-assinado, Sr. Caio Fernandes Arantes, brasileiro, casado, contador, portador da Cédula de Identidade RG no 25.095.988-4 SSP/SP, inscrito no CPF sob o no 148.509.118-70 e no Conselho Regional de Contabilidade do Estado de São Paulo sob o no 1SP222767/O-3 , residente e domiciliado no Estado de São Paulo com escritório no mesmo endereço da representada, nomeada perita pela administração do Banco Santander (Brasil) S.A. para proceder à avaliação do acervo líquido da Return Capital Gestão de Ativos e Participações S.A. ("Companhia"), formado por determinados ativos e passivos em 30 de setembro de 2025, resumido no Anexo I, de acordo com as práticas contábeis adotadas no Brasil, apresenta a seguir o resultado de seus trabalhos. Objetivo da avaliação 2 A avaliação do acervo líquido formado por determinados ativos e passivos em 30 de setembro de 2025 da Return Capital Gestão de Ativos e Participações S.A., tem por objetivo fazer parte da documentação referente à cisão desses ativos e passivos para a incorporação no Banco Santander (Brasil) S.A. em 28 de novembro de 2025. Responsabilidade da administração sobre as informações contábeis 3 A administração da Companhia é responsável pela escrituração dos livros e preparação de informações contábeis de acordo com as práticas contábeis adotadas no Brasil, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela Companhia está descrito no Anexo II do laudo de avaliação. Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A Return Capital Gestão de Ativos e Participações S.A. 3 de 8 Alcance dos trabalhos e responsabilidade dos auditores independentes 4 Nossa responsabilidade é a de expressar uma conclusão sobre o valor contábil do acervo líquido formado por determinados ativos e passivos da Companhia em 30 de setembro de 2025, com base nos trabalhos conduzidos de acordo com o Comunicado Técnico no 03/2014 (R1), emitido pelo IBRACON - Instituto dos Auditores Independentes do Brasil, que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial, e CTG 2002, emitido pelo Conselho Federal de Contabilidade, que dispõe sobre os padrões técnicos e profissionais a serem observados pelos contadores para emissão de laudos de avaliação. Assim, efetuamos o exame das contas que registram os determinados ativos e passivos que constam do Anexo I a esse relatório e que naquela data estavam registrados no balanço patrimonial da Companhia, de acordo com as normas brasileiras e internacionais de auditoria, que requerem o cumprimento de exigências éticas pelo auditor e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o acervo líquido objeto de nosso laudo de avaliação está livre de distorção relevante. 5 Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no acervo líquido, independentemente se causada por fraude ou erro. Nessa avaliação de riscos, o auditor considera os controles internos relevantes em relação ao acervo líquido para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a efetividade desses controles internos da Companhia. Uma auditoria inclui também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa conclusão. Conclusão 6 Com base nos trabalhos efetuados, concluímos que o valor de R$ 8.460.000.000,00 (oito bilhões, quatrocentos e sessenta milhões de reais), dos ativos e passivos resumidos no Anexo I, conforme constavam do balanço patrimonial em 30 de setembro de 2025, registrado nos livros contábeis, representa, em todos os aspectos relevantes, o acervo líquido formado por determinados ativos e passivos da Return Capital Gestão de Ativos e Participações S.A., avaliado de acordo com as práticas contábeis adotadas no Brasil. São Paulo, 29 de outubro de 2025 Auditores Independentes Ltda. CRC 2SP000160/O-5 Arantes Contador CRC 1SP222767/O-3 PricewaterhouseCoopers Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A Caio Fernandes Anexo I ao laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis emitido em 29 de outubro de 2025 Return Capital Gestão de Ativos e Participações S.A. Acervo líquido Em 30 de setembro de 2025 Este Anexo é parte integrante e inseparável do laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis da Return Capital Gestão de Ativos e Participações S.A., emitido por PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 4 de 8 Ativo Balanço patrimonial antes da cisão parcial (A) 30/09/2025 Valor contábil do acervo líquido cindido (*) (B) 30/09/2025 Balanço patrimonial após a cisão parcial (A – B) 30/09/2025 Circulante 8.807.122.620,08 - 347.122.620,08 Caixa e equivalentes de caixa 54.058.552,44 54.058.552,44 Ativos financeiros mensurados a valor justo no resultado 3.239.321.925,94 3.168.822.176,46 70.499.749,48 Aplicações Financeiras 3.229.169.921,82 3.168.822.176,46 60.347.745,36 Instrumentos financeiros a valor justo 10.152.004,12 - 10.152.004,12 Ativos financeiros mensurados a custo amortizado 5.348.427.138,74 5.291.177.823,54 57.249.315,20 Aplicações financeiras 5.332.057.142,67 5.291.177.823,54 40.879.319,13 Rendas a receber 16.369.996,07 - 16.369.996,07 Estoques de mercadorias 114.562,09 - 114.562,09 Ativos para venda 4.303.314,12 - 4.303.314,12 Outros ativos 4.412.602,61 - 4.412.602,61 Tributos a recuperar 156.484.524,14 - 156.484.524,14 Não circulante 106.213.173,35 - 106.213.173,35 Depósito judicial 12.245.333,81 - 12.245.333,81 Ativos fiscais diferidos 44.617.105,92 - 44.617.105,92 Imobilizado 736.412,24 - 736.412,24 Intangível 48.614.321,38 - 48.614.321,38 Total do ativo 8.913.335.793,43 8.460.000.000,00 453.335.793,43 Passivo Circulante 213.488.805,24 - 213.488.805,24 Passivos financeiros ao custo Amortizado 146.115.419,45 - 146.115.419,45 Fornecedores 143.160.223,96 - 143.160.223,96 Adiantamentos de clientes 2.955.195,49 - 2.955.195,49 Provisões 5.713.752,70 - 5.713.752,70 Obrigações trabalhistas e previdenciárias 5.713.752,70 - 5.713.752,70 Passivos fiscais 61.659.633,09 - 61.659.633,09 Obrigações tributárias 44.399.060,61 - 44.399.060,61 Passivos fiscais diferidos 17.260.572,48 - 17.260.572,48 Passivo não circulante 4.641.300,21 - 4.641.300,21 Provisões 4.641.300,21 - 4.641.300,21 Provisões para passivos contingentes, compromissos e outras provisões 4.641.300,21 - 4.641.300,21 Total do passivo 218.130.105,45 - 218.130.105,45 Patrimônio líquido Capital social 8.543.300.970,18 8.460.000.000,00 83.300.970,18 Reservas de lucros 150.720.378,99 - 150.720.378,99 Reserva de capital 1.184.338,81 - 1.184.338,81 Total do patrimônio líquido 8.695.205.687,98 8.460.000.000,00 235.205.687,98 Total do passivo e patrimônio líquido 8.913.335.793,43 8.460.000.000,00 453.335.793,43 (*) Conforme Protocolo de Justificação de Cisão e posterior incorporação, datado de 29 de outubro de 2025. Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A Anexo II ao laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis emitido em 29 de outubro de 2025 Return Capital Gestão de Ativos e Participações S.A. Notas explicativas da administração ao acervo líquido em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis da Return Capital Gestão de Ativos e Participações S.A., emitido por PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 5 de 8 1 Informações gerais A Return Capital Gestão de Ativos e Participações S.A. (nova denominação de Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Companhia” ou “Return Participações”) é uma sociedade anônima fechada, constituída em 17 de outubro de 2016, domiciliada na Av. Juscelino Kubitschek, 2041, conjunto 191, Parte 2, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, CEP 04.543-011, São Paulo-SP, tem como finalidade a prestação de serviços relativos à administração financeira de cobrança extrajudicial, recebimento e recuperação de valores relativos a direitos creditórios, aquisição de portfólio de créditos vencidos, assessoria econômica financeira, tratamento de dados, provedores de serviços de aplicação, serviços de hospedagem na internet, e o comercio atacadista de commodities agrícolas, em especial soja, milho e sorgo. 2 Base para elaboração do acervo líquido e resumo das principais políticas contábeis O acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis em 30 de setembro de 2025 foi preparado com o objetivo de fazer parte da documentação para fins de cisão desses ativos e passivos, que serão incorporados pelo Banco Santander (Brasil) S.A. em 28 de novembro de 2025. As informações financeiras em 30 de setembro de 2025, base para composição do acervo líquido nessa data, foram elaboradas e estão apresentadas de acordo com as práticas contábeis adotadas no Brasil, incluindo os pronunciamentos emitidos pelo Comitê de Pronunciamentos Contábeis (CPC). Na elaboração dessas informações financeiras, é necessário utilizar certas estimativas contábeis críticas e também o exercício de julgamento por parte da administração da Companhia no processo de aplicação das políticas contábeis. As áreas que requerem maior nível de julgamento e possuem maior complexidade, bem como aquelas cujas premissas e estimativas são significativas para as contas que registram os determinados ativos e passivos que constam do Anexo I estão divulgadas na Nota 3. As principais políticas contábeis aplicadas na preparação das referidas informações financeiras estão apresentadas a seguir. 3 Políticas contábeis (a) Caixa e equivalente de caixa Caixa e equivalente de caixa incluem dinheiro em caixa, depósitos bancários, investimentos de curto prazo de alta liquidez, com risco insignificante de mudança de valor, com prazo de vencimento igual ou inferior a 90 dias contados da data da aplicação e para atender compromissos de curto prazo. Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A Anexo II ao laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis emitido em 29 de outubro de 2025 Return Capital Gestão de Ativos e Participações S.A. Notas explicativas da administração ao acervo líquido em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis da Return Capital Gestão de Ativos e Participações S.A., emitido por PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 6 de 8 (b) Ativos e passivos financeiros - Reconhecimento e mensuração inicial A Return Participações reconhece inicialmente os ativos, e passivos subordinados na data em que são originados. Todos os outros instrumentos financeiros (inclusive compras e vendas regulares de ativos financeiros) são reconhecidos na data de negociação, que corresponde à data na qual a Return Participações se torna parte das disposições contratuais do instrumento. Um ativo ou passivo financeiro é mensurado inicialmente ao valor justo, acrescido, no caso de item não designado ao valor justo por meio do resultado, dos custos da transação diretamente atribuíveis à sua aquisição ou emissão. (i) Classificação Ativos financeiros No reconhecimento inicial, um ativo financeiro é classificado como mensurado ao custo amortizado, ao valor justo por meio de outros resultados abrangentes ou ao valor justo por meio do resultado. Um ativo financeiro é mensurado ao custo amortizado caso atenda às seguintes condições e não seja designado ao valor justo por meio do resultado: • O ativo é mantido dentro de um modelo de negócio cujo objetivo seja manter ativos para receber fluxos de caixa contratuais; • O ativo é mantido dentro de um modelo de negócio cujo objetivo seja alcançado pelo recebimento dos fluxos de caixa contratuais e pela venda de ativos financeiros; e Todos os outros ativos financeiros são classificados como mensurados ao valor justo por meio do resultado. Além disso, no reconhecimento inicial, a Return Participações pode irrevogavelmente designar ao valor justo por meio do resultado um ativo financeiro que, de outra forma, atenda às exigências de mensuração ao custo amortizado ou ao valor justo por meio de outros resultados abrangentes, caso essa designação elimine ou reduza substancialmente um descasamento contábil que poderia existir. Essa opção não foi utilizada pela Return Participações. Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A Anexo II ao laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis emitido em 29 de outubro de 2025 Return Capital Gestão de Ativos e Participações S.A. Notas explicativas da administração ao acervo líquido em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis da Return Capital Gestão de Ativos e Participações S.A., emitido por PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 7 de 8 Os ativos financeiros a seguir, são classificados por natureza nas seguintes rubricas do balanço patrimonial: • "Aplicações Financeiras (Ativos Financeiros Mensurados ao Custo Amortizado)" • "Contas a Receber de clientes (Ativos Financeiros Mensurados ao Custo Amortizado)" • "Aplicações Financeiras (Ativos Financeiros Mensurados a Valor Justo no Resultado)" (ii) Avaliação do modelo de negócio A Return Participações avalia o objetivo de um modelo de negócio no qual um ativo é mantido em nível de portfólio, por melhor refletir como o negócio é administrado e que informações são fornecidas à Administração. Os ativos financeiros mantidos para negociação ou administrados, cujo desempenho é avaliado com base no valor justo, são mensurados ao valor justo por meio do resultado, pois (i) não são mantidos para receber fluxos de caixa contratuais (ii) nem mantidos para receber fluxos de caixa contratuais e vender ativos financeiros. (iii) Reclassificações de categorias dos ativos financeiros Os ativos financeiros não são reclassificados subsequentemente ao seu reconhecimento inicial, exceto no período após a Return Participações alterar seu modelo de negócios para administrar os ativos financeiros. (iv) Baixa de ativos financeiros A Return Participações baixa um ativo financeiro quando os direitos contratuais aos fluxos de caixa do ativo expiram ou quando transfere os direitos ao recebimento dos fluxos de caixa contratuais em uma transação na qual, essencialmente todos os riscos e benefícios da propriedade do ativo financeiro são transferidos ou na qual, a Return Participações não transfere nem retém substancialmente todos os riscos e benefícios da propriedade do ativo financeiro e não controla o ativo financeiro. Na baixa de um ativo financeiro, a diferença entre o valor contábil do ativo (ou valor contábil alocado à parcela do ativo baixado) e a soma (i) da contraprestação recebida (inclusive qualquer novo ativo obtido, deduzido de qualquer novo passivo assumido) e (ii) eventuais ganhos ou perdas acumuladas é registrada no resultado. Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A Anexo II ao laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis emitido em 29 de outubro de 2025 Return Capital Gestão de Ativos e Participações S.A. Notas explicativas da administração ao acervo líquido em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis da Return Capital Gestão de Ativos e Participações S.A., emitido por PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 8 de 8 (v) Taxa de juros efetiva A taxa de juros efetiva é aquela que desconta exclusivamente os pagamentos ou recebimentos de caixa futuros, estimados durante a vida esperada do ativo financeiro ou passivo financeiro ao valor contábil bruto de um ativo financeiro (ou seja, seu custo amortizado antes de qualquer provisão para redução ao valor recuperável) ou o custo amortizado de um passivo financeiro. O cálculo não considera perdas de crédito esperadas e inclui custos de transação, prêmios ou descontos e taxas pagos ou recebidos que são parte integrante da taxa de juros efetiva, como taxas de origem. (vii) Mensuração ao valor justo O "valor justo" corresponde ao preço que seria recebido na venda de um ativo ou pago na transferência de um passivo em uma transação organizada entre participantes do mercado na data da mensuração no mercado principal ou, em sua ausência, no mercado mais vantajoso ao qual a Return Participações tenha acesso naquela data. O valor justo de um passivo reflete seu risco de inadimplemento. Quando há um disponível, a Return Participações mensura o valor justo de um instrumento com base no preço cotado neste mercado para aquele instrumento. Um mercado é considerado ativo se as operações para o ativo ou passivo ocorrem com regularidade e volume suficientes para fornecer informações sobre preços de forma contínua. Caso não haja preço cotado em um mercado ativo, a Return Participações utiliza técnicas de avaliação para maximizar o uso das informações observáveis relevantes e minimizar o uso de informações não observáveis. A técnica de avaliação escolhida incorpora todos os fatores que seriam considerados pelos participantes do mercado ativo na precificação de uma operação. * * * Docusign Envelope ID: 946E1108-AD71-43C7-B02E-6197E8B35C2A EXHIBIT IV PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION FOR THE MERGER OF SANTANDER LEASING BY BANCO SANTANDER (BRASIL) S.A. PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF RETURN CAPITAL GESTÃO DE ATIVOS E PARTICIPAÇÕES S.A. WITH THE TRANSFER OF THE SPUN-OFF PORTION TO BANCO SANTANDER (BRASIL) S.A. By this private instrument, the officers of the companies identified below: 1. BANCO SANTANDER (BRASIL) S.A., a publicly held company with authorized capital, headquartered in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição – Zip Code 04543-011, registered with the CNPJ/MF under No. 90.400.888/0001-42, herein represented in accordance with its bylaws (“Company” or “Santander Brasil”); and 2. RETURN CAPITAL GESTÃO DE ATIVOS E PARTICIPAÇÕES S.A., a privately held company, headquartered in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 - CJ 191, Parte 2, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, Zip Code 04.543-011, registered with the CNPJ/MF under No. 26.365.595/0001-72, herein represented in accordance with its bylaws (“Return”). (The Company and Return are hereinafter referred to collectively as the “Parties” and individually as the “Party”). WHEREAS: I. Santander Brasil is a publicly held company duly registered with the Brazilian Securities and Exchange Commission (CVM) under No. 20532 and a financial institution duly authorized to operate by the Central Bank of Brazil. It directly controls 100% of the share capital of Return, whose main activity is the provision of administration, collection and recovery of credits, economic and financial consultancy and acting as a banking correspondent, in accordance with the applicable regulations. II. As part of the corporate restructuring and simplification process of certain companies that are part of the Santander Brasil economic-financial conglomerate, the Parties' managements intends to unify certain operations carried out by Return, optimize the capital structure of the Santander Group, with the consequent strengthening of the operational, organizational and administrative structures and, to this end, the Parties wish to carry out the partial spin-off of Return with the incorporation of the spun-off portion into Santander Brasil ("Transaction"); III. After the analyses and studies carried out by the administrations of the Parties, it was concluded that the incorporation of part of the net equity of Return by Santander Brasil is the most appropriate and efficient corporate transaction to achieve the common objective of the Parties and the Santander Brasil economic and financial conglomerate. IV. The Transaction will not result in a capital increase for Santander Brasil, given that Return is its wholly-owned subsidiary. The investment in Return will be replaced by its spun-off assets and liabilities incorporated by Santander Brasil. There will be no change in the composition of the Company's share capital or issuance of new shares. Therefore, there will be no change to the Bylaws as a result of the Transaction, nor will there be any dilution of its current shareholders. Therefore, the obligations set forth in Chapter III of CVM Resolution No. 78/2022, as amended, are waived. The Parties RESOLVE to sign this instrument (“Protocol and Justification”), in accordance with articles 224, 225 and 229 of Law No. 6,404/1976, as amended, with the Transaction as its object, and this Protocol and Justification will be submitted for approval by the respective shareholders of the Parties, meeting in an Extraordinary General Meeting, under the following terms and conditions: 1. CHARACTERISTICS OF THE COMPANIES INVOLVED 1.1. Santander Brasil is a publicly held company with authorized capital, with share capital of R$65,000,000,000.00 (sixty-five billion reais), divided into 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, and fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, and thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, and twenty) are preferred shares, registered and without par value. 1.2. Return is a privately held corporation with share capital of R$ 8,543,300,970.18 (eight billion, five hundred and forty-three million, three hundred thousand, nine hundred and seventy reais and eighteen cents) divided into 486,010,432 (four hundred and eighty-six million, ten thousand, four hundred and thirty-two) common, registered shares with no par value, all owned by Santander Brasil. 2. JUSTIFICATIONS AND PURPOSES OF THE SPIN-OFF AND MERGER OF THE SPUNOFF PORTION, THE PARTIES' INTEREST IN ITS IMPLEMENTATION, AND GROUNDS FOR THE TRANSACTION TO BE CONSIDERED EQUITABLE TO THE SHAREHOLDERS 2.1. The purpose of this Protocol and Justification is the proposed partial spin-off of Return with the merger of its Spun Off Portion into Santander Brasil, in accordance with current legislation. 2.2. The Transaction is being proposed with the objective of unifying certain activities carried out by Return, as well as simplifying the corporate structure of the Santander Group, with the consequent reduction of administrative costs, especially those related to legal and accounting obligations. 2.3. The Transaction is part of the context of optimizing the operational structure of the Santander Group in Brazil and consolidating the business related to the provision of certain services ancillary to the activities of Santander Brasil, considering that said company has the technological capacity, personnel, and resources necessary to develop the business on a consolidated basis. 2.4. The Parties estimate that the costs of carrying out the transaction described in this instrument will be approximately R$450,000.00 (four hundred and fifty thousand reais), related to expenses for auditors' fees and other professionals hired by the Company, as well as the costs of preparing, publishing, and filing the corporate documents. 2.4.1. The costs and expenses incurred in relation to the Transaction shall be borne by the Company. 3. ASSETS AND LIABILITIES COMPRISING THE SPUN-OFF PORTION OF THE NET EQUITY OF THE COMPANY SUBJECT TO THE SPIN-OFF 3.1. As a result of the Transaction, part of Return's net equity, in the amount of, in the amount of R$8,460,000,000.00 (eight billion, four hundred and sixty million reais), corresponding to 97% of Return’s net equity (“Spun-Off Portion”), shall be merged into Santander Brasil. The Spun-Off Portion is composed of: (i) shares of Precato IV Fundo de Investimento Em Direitos Creditórios De Responsabilidade Limitada in the amount of R$291,527,960.30 or the equivalent in free resources, (ii) shares of Sainte Julie Fundo de Investimento em direitos creditórios Não- Padronizados Responsabilidade Limitada in the amount of R$691,980,496.99 or the equivalent in free resources, (iii) shares of the D365 Fundo de Investimento em Direitos Creditórios in the amount of R$551,172,641.30 or the equivalent in free resources, (iv) shares of the Atual Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior in the amount of R$ 3,431,442,928.25 or the equivalent in free resources, (v) shares of the Grupo Tiradentes Fundo de Investimento em Direitos Creditórios Educacional in the amount of R$88,883,580.61 or the equivalent in free resources, (vi) shares of the Fundo de Investimento em Direitos Creditórios Tellus in the amount of R$520,566.47 or the equivalent in free resources, (vii) shares of the Fundo de Investimento em Direitos Creditórios SantaFusve in the amount of R$51,625,791.15 or the equivalent in free resources, (viii) shares of the Fundo de Investimento em Direitos Creditórios Conretorno in the amount of R$74,359,189.44 or the equivalent in free resources, (ix) investments in Certificados de Recebíveis Imobiliários in the amount of R$109,664,669.03 or the equivalent in free resources, (x) amount equivalent to resources free financial investment in the amount of R$3,168,822,176.46. 3.1.1. As a result of the Transaction, Return's activities relating to the assets listed above will be transferred to Santander Brasil, which will succeed it in its respective assets, rights and obligations, universally and for all legal purposes. 3.2. Based on these premises, the Parties' management concluded that the Transaction is beneficial to its shareholders and serves the corporate interests of both Parties, and that the Transaction will generate operational and systemic synergies. 4. IDENTIFICATION OF SPECIALIZED COMPANIES APPOINTED TO ASSESS THE COMPANY'S NET EQUITY; NET EQUITY ASSESSMENT CRITERIA, BASE DATE FOR ASSESSMENT, AND TREATMENT OF SUBSEQUENT EQUITY CHANGES 4.1. The specialized firm, hired ad referendum of the General Meetings of Santander Brasil and Return, to appraise the portion of Return’s net equity to be merged into Santander Brasil, is PricewaterhouseCoopers Auditores Independentes Ltda., headquartered in the capital of the State of São Paulo, at Av. Brigadeiro Faria Lima, 3732, 16th floor, parts 1 to 6, Adalmiro Dellape Baptista Building B32, Itaim Bibi, Zip Code 04538-132, registered with the CNPJ/MF under No. 61.562.112/0001-20 (“Appraiser”). 4.2. The Spun-Off Portion was assessed at book value, according to the balance sheet prepared on September 30, 2025 (“Base Balance Sheet”), as determined in an appraisal report dated October 29, 2025, prepared by the Appraiser. According to the appraisal report, attached hereto as Exhibit A (“Appraisal Report”), the total book value of the Spun-Off Portion to be merged into Santander Brasil is R$8,460,000,000.00 (eight billion, four hundred and sixty million Brazilian reais). 4.2.1. To prepare the Appraisal Report, the Appraiser considered the events that occurred between December 31, 2024, and the date of the Base Balance Sheet, which affected Return’s net equity, as described in this Protocol and Justification and in the Appraisal Report. 4.2.2. The equity variations verified from the date of the Base Balance Sheet and the date on which the Partial Spin-Off is deliberated must be included in the accounting movement of Return and subsequently absorbed by Santander Brasil, through the appropriate incorporation accounts on the date of the deliberation of the event. 4.3. The Appraiser declares: (i) that it has no interest, direct or indirect, in relation to the Parties or, further, in relation to the Transaction itself, and that there has been no other relevant circumstance that could characterize a conflict of interest that could prevent or affect the preparation of the Appraisal Report requested of it for the purposes of the Transaction; and (ii) there has been no action by the controller or administrators of the Parties with the aim of directing, limiting, hindering or carrying out any acts that have or may have compromised access to, use of or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusions. 5. GENERAL ASPECTS OF THE SPIN-OFF 5.1. If the proposal is approved, the Transaction will be implemented according to the following principles: 5.1.1. Once the Transaction is approved, it will be transferred to Santander Brasil the entirety of the Spun-Off Portion, consisting of Return's assets, rights, and obligations, equivalent to R$8,460,000,000.00 (eight billion, four hundred and sixty million reais), in accordance with the Appraisal Report. 5.1.2. The Transaction will not result in a capital increase for Santander Brasil, given that Return is a wholly-owned subsidiary of Santander Brasil. The investment in Return will be replaced by its assets and liabilities spun-off. 5.1.3. There will be no change in the composition of Santander Brasil's share capital or issuance of new shares, and therefore, there will be no amendment to the Bylaws as a result of the Transaction. 5.2. Considering that the Transaction will be approved by Return’s sole shareholder, pursuant to the CVM Board's decision of February 15, 2018, in SEI Proceeding No. 19957.011351/2017- 21, it is not necessary to prepare the report referred to in Article 264 of the Brazilian Corporation Law in transactions involving the merger or spin-off of a wholly-owned subsidiary by a publiclyheld parent company, since there is no share exchange ratio in this transaction. 6. ABSENCE OF JOINT LIABILITY BETWEEN THE PARTIES 6.1. The Transaction will be conducted in accordance with the provisions of Article 233, sole paragraph, of Law 6,404/76, so that: (i) Santander Brasil and Return will only be liable for the obligations assumed hereunder as a result of the Transaction; (ii) neither Party will be jointly and severally liable with respect to the other for any obligations assumed by the latter; and (iii) Santander Brasil will not be liable for any contingency related to the Spun-off Portion whose triggering event predates the Transaction, nor for other contingencies related to Return's activities. 7. CORPORATE APPROVALS 7.1. The completion of the Transaction will depend on the following actions: (i) A meeting of the Company's Audit Committee to analyze, review, and recommend measures and actions for the Transaction pursuant to this Protocol and Justification; (ii) A meeting of the Company's Board of Directors to (A) approve the management proposal for the partial spin-off of Return with the merger of the spun-off portion into Santander Brasil under the terms of this Protocol and Justification; and (B) call an Extraordinary General Meeting of the Company to: (a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the merger of the spun-off portion of Return into the Company; and (e) authorize and ratify all acts of the Company's management necessary to implement the resolutions proposed and approved by the Company's shareholders; (iii) an Extraordinary General Meeting of the Company to (a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Transaction; (e) authorize and ratify all acts of the Company's management necessary to implement the Transaction; (iv) an Extraordinary General Meeting of Santander Leasing to a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Transaction; (e) authorize and ratify all acts of the company's directors necessary for the implementation of the Transaction, with the termination of the company. 8. RIGHT OF WITHDRAWAL 8.1. The Parties shall not have a right of withdrawal arising from the Transaction, considering that it will not imply any of the situations described in Article 137, Section III, of the Brazilian Corporation Law. 9. GENERAL PROVISIONS 9.1. This Protocol and Justification is irrevocable and irreversible, binding the Parties and their respective successors on any account whatsoever. 9.2. The Parties' administrators shall be responsible for performing all acts necessary to implement the Transaction, including the filing and publication of all documents related to the Transaction. 9.3. This Protocol and Justification may only be amended by means of a written instrument signed by the Parties. 9.4. All documents mentioned in this Protocol and Justification will, as of this date, be available to Santander Brasil shareholders at its registered office, on the Santander Brasil Investor Relations website (https://www.santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). 9.5. The jurisdiction of the District of São Paulo, State of São Paulo, is hereby elected to settle all matters arising out of this Protocol and Justification, waiving any other jurisdiction, however privileged it may be or may become. 9.6. The Parties represent and agree that this Protocol and Justification, including all signature pages and any attachments, will be signed electronically or digitally, which they acknowledge is legal, valid, and legitimate to establish and bind the Parties to the rights and obligations set forth herein, even if they do not use a digital certificate issued in the ICP-Brasil standard. The Parties also agree that the electronic or digital signature of this Protocol does not impede or impair its enforceability, and shall be considered, for all legal purposes, an extrajudicial enforceable title for all intents and purposes of Law No. 13,105 of March 16, 2015, as amended. And thus, being fair and contracted, the Parties sign this “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF RETURN CAPITAL GESTÃO DE ATIVOS E PARTICIPAÇÕES S.A. WITH THE TRANSFER OF THE SPUN-OFF PORTION TO BANCO SANTANDER (BRASIL) S.A.” in an electronic format. São Paulo, October 29, 2025. [Signature page of the “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF RETURN CAPITAL GESTÃO DE ATIVOS E PARTICIPAÇÕES S.A. WITH THE TRANSFER OF THE SPUN-OFF PORTION TO BANCO SANTANDER (BRASIL) S.A.”] BANCO SANTANDER (BRASIL) S.A. ________________________________ By: Role: ________________________________ By: Role: RETURN CAPITAL GESTÃO DE ATIVOS E PARTICIPAÇÕES S.A. ________________________________ By: Role: ________________________________ By: Role: EXHIBIT A PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPINOFF OF RETURN CAPITAL GESTÃO DE ATIVOS E PARTICIPAÇÕES S.A. WITH THE TRANSFER OF THE SPUN-OFF PORTION TO BANCO SANTANDER (BRASIL) S.A COPY OF THE APPRAISAL REPORT [-See EXHIBIT III of the Management Proposal -] EXHIBIT V INFORMATION ABOUT THE SPIN-OFF AND THE MERGER OF THE SPUN-OFF PORTION (Exhibit I pursuant to Resolution CVM 81/21) 1) Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976 The Protocol and Justification of the Partial Spin-off of Return is located in Exhibit IV to this Management Proposal and was published on the Company's Investor Relations page www.ri.santander.com.br; on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br); and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). 2) Other agreements, contracts, and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the companies remaining or resulting from the transaction, filed at the company's headquarters or to which the company's controlling shareholder is a party Not applicable. 3) Description of the operation, including: a. Terms and Conditions Subject to the terms and conditions of the Protocol and Justification of the Partial Spin-off of Return, the Merger will comprise the merger of the spun-off portion of Return Capital Gestão de Ativos e Participações S.A., a privately held corporation, registered with the CNPJ under No. 26,365,595/0001-72, with its articles of association filed with the Commercial Registry of the State of São Paulo under NIRE 35,300,645,723, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041, Cj. 191, Parte 2, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, CEP 04.543-011, with the absorption of part of its equity by the Company, pursuant to articles 224, 225 and 229 of Law No. 6,404, of December 15, 1976, as amended. The Merger will not result in an increase in the Company's equity, since 100% (one hundred percent) of the shares issued by the Return are directly owned by the Company, and the Merged Company is already recorded in its consolidated financial statements. With the partial spin-off, Return will continue to exist and carry out certain activities that are not covered by its spun-off portion, pursuant to the Protocol and Justification for the Partial Spin-off of Return. The Merger is justified by the convenience to the corporate interests of the companies and is based on strategic grounds, considering that the Company has the necessary conditions to conduct the activities currently conducted by Return to be migrated in the transaction. The economic effects of the Merger will consist of the effective integration of the activities of the Company and Return, enabling the capture of administrative, economic, and financial benefits for the parties, particularly the rationalization and simplification of the corporate structure and, consequently, the consolidation and reduction of combined operational, logistical, and administrative expenses, allowing the companies to capture efficiency gains and synergies. Considering that the spin-off is partial, the remaining portion not currently incorporated will remain in the spun-off company. Upon approval of the Merger, the spun-off portion containing certain assets, rights, and obligations of Return will be transferred to the Company. After the Merger is completed, in compliance with Article 224, Section III, of the Brazilian Corporation Law, any changes in equity and profit or loss occurring in the spun-off company between September 30, 2025, and the Merger will be absorbed and recorded by the Company. Without prejudice, until the Merger is completed, any changes in equity and profit or loss occurring in Return will continue to be duly recorded by it. As a result of the Merger, Return's operations related to investments in shares of Precato IV Fundo de Investimento Em Direitos Creditórios De Responsabilidade Limitada, do Sainte Julie Fundo de Investimento em direitos creditórios Não-Padronizados Responsabilidade Limitada, do fundo D365 Fundo de Investimento em Direitos Creditórios, do Atual Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior, do Grupo Tiradentes Fundo de Investimento em Direitos Creditórios Educacional, do Fundo de Investimento em Direitos Creditórios Tellus, do Fundo de Investimento em Direitos Creditórios SantaFusve, do Fundo de Investimento em Direitos Creditórios Conretorno, investments in Certificados de Recebíveis Imobiliários, or the equivalent in free resources will be transferred to the Company, which will succeed to the respective assets, rights and obligations, universally and for all legal purposes. The remaining portion of Return's equity, as well as the activities not covered by the partial spin-off, will remain under the responsibility of Return itself, which will continue in operation. If approved at an Extraordinary General Meeting of the Company and Return, the merger of the spun-off portion of Return will not result in a capital increase by the Company and/or the issuance of new shares by the Company, since Banco Santander holds all of Return's capital stock and, therefore, its equity is already reflected in the Company's equity. It will also not grant any withdrawal rights to the Company's shareholders. The other terms and conditions of the Merger are described in more detail in the Protocol and Justification of the Partial Spin-off of Return, included in Exhibit IV of this Management Proposal. b. Obligations to indemnify: (i) The directors of any of the companies involved; and (ii) If the transaction is not completed Not applicable. c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the transaction Not applicable, considering that the Merger: (i) will not result in any modification to the rights, advantages or restrictions of the shares issued by the Company; and (ii) will not result in any modification to the rights, advantages or restrictions of the shares issued by Return, which will continue to exist as a wholly-owned subsidiary of Banco Santander. d. Possible need for approval by debenture holders or other creditors Not applicable. e. assets and liabilities elements that will form each portion of the equity, in the event of a split The Spun-Off Portion, corresponding to 97% of Return's net equity, will be transferred to the Company, whose net book value, as determined by PricewaterhouseCoopers Auditores Independentes Ltda. is R$8,460,000,000.00 (eight billion, four hundred and sixty million reais), on the base date of September 30, 2025, being composed of: (i) shares of Precato IV Fundo de Investimento Em Direitos Creditórios De Responsabilidade Limitada in the amount of R$291,527,960.30 or the equivalent in free resources, (ii) shares of Sainte Julie Fundo de Investimento em direitos creditórios Não-Padronizados Responsabilidade Limitada in the amount of R$691,980,496.99 or the equivalent in free resources, (iii) shares of the D365 Fundo de Investimento em Direitos Creditórios in the amount of R$551,172,641.30 or the equivalent in free resources, (iv) shares of the Atual Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior in the amount of R$ 3,431,442,928.25 or the equivalent in free resources, (v) shares of the Grupo Tiradentes Fundo de Investimento em Direitos Creditórios Educacional in the amount of R$88,883,580.61 or the equivalent in free resources, (vi) shares of the Fundo de Investimento em Direitos Creditórios Tellus in the amount of R$520,566.47 or the equivalent in free resources, (vii) shares of the Fundo de Investimento em Direitos Creditórios SantaFusve in the amount of R$51,625,791.15 or the equivalent in free resources, (viii) shares of the Fundo de Investimento em Direitos Creditórios Conretorno in the amount of R$74,359,189.44 or the equivalent in free resources, (ix) investments in Certificados de Recebíveis Imobiliários in the amount of R$109,664,669.03 or the equivalent in free resources, (x) amount equivalent to resources free financial investment in the amount of R$3,168,822,176.46. f. Intention of the resulting companies to obtain registration as a securities issuer Not applicable, given that the Company is already registered with the CVM as an issuer of category “A” securities. 4) Plans for conducting corporate business, particularly with regard to specific corporate events that are intended to be promoted Following the Merger, the Company will continue to operate as usual, incorporating the ancillary activities transferred from Return into its structure. The transaction will not result in any material changes to the Company's business conduct or operations, and the Company will maintain its registration as a publicly held company. Except for the Extraordinary General Meeting to be held on November 28, 2025, the Company does not envisage holding any other specific corporate events in connection with the Merger. 5) Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) Synergies (ii) Tax Benefits (iii) Strategic Advantages The Merger is justified by the convenience to corporate interests and the strategic suitability of the operation, considering that the Company has the structure, resources and operational capacity necessary to absorb and conduct the activities currently performed by Return and transferred in the partial spin-off. (i) Synergies The transaction will enable the integration of administrative, operational, and technological processes, promoting gains in scale and efficiency in the management of resources and activities. The unified management model will enable better capital allocation and standardization of operational practices, reinforcing the efficiency of corporate structures. (ii) Tax Benefits There will be no tax benefits arising from the transaction. (iii) Strategic Advantages From a strategic perspective, the transaction reinforces the integration of Santander Group's activities in Brazil, allowing greater alignment between the Company's operations and business areas. The centralization of certain activities under a single entity facilitates the execution of corporate policies, compliance with regulatory requirements, optimization of the capital structure, and the coordinated development of products and services, strengthening the Company's competitive position in the market. The transaction will result in the transfer, universally and for all legal purposes, of the spun-off portion of Return's equity to Banco Santander, which will succeed Return in all rights and obligations related to that portion, without interruption of its activities. Return will remain in existence, with the activities not covered by the spin-off. b. Costs It is estimated that the total costs and expenses for carrying out and implementing the Merger are concentrated in fees for auditors and other professionals hired by the Company, as well as the costs for preparing, publishing, and filing the corporate documents, which, together, should not exceed approximately R$450,000.00 (four hundred and fifty thousand Brazilian reais). c. Risk Factors Given that the Company holds 100% (one hundred percent) of the share capital of Return, the parties understand that the Merger does not increase their risk exposure and does not impact the risk of the Company's shareholders, investors, or third-party stakeholders. d. In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded. The Merger represents the most efficient and appropriate way to reorganize activities, aiming to simplify the Brazilian Santander Group's corporate structure. The transaction is aligned with the Company's objectives of improving its operational, administrative, and corporate efficiency, promoting a more rational and integrated structure for the development of its activities. e. Exchange Ratio Considering that the shares issued by Return are fully owned by the Company, the Merger will result in the mere replacement of the investment previously held by the Company in Return with the net book value of Santander Leasing to be merged into the Company. The Merger will not result in a capital increase for the Company and/or the issuance of new shares by the Company. There will be no change in the Company's shareholding structure as a result of the Merger. Therefore, there is no need to discuss any exchange of shares issued by Santander Leasing for shares issued by the Company. Once the partial spin-off is completed with the merger of the spun-off portion into of the spun-off portion to the Company, Return will continue to be its wholly owned subsidiary. f. In transactions involving parent companies, subsidiaries, or companies under common control (i) Share exchange ratio calculated in accordance with Article 264 of Law No. 6,404/76 Considering that Return is a wholly-owned subsidiary of the Company, the calculation of the share exchange ratio, as provided for in Article 264 of Law No. 6,404/76, is not applicable. (ii) Detailed description of the exchange ratio negotiation process and other terms and conditions of the transaction Not applicable. (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of a controlling interest: (a) Comparative analysis of the exchange ratio and the price paid for the acquisition of control (b) Reasons justifying any differences in valuation in the different transactions Not applicable. (iv) Justification for why the exchange ratio is commutative, describing the procedures and criteria adopted to ensure the commutativity of the transaction or, if the exchange ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable, since there is no exchange ratio. 6) Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. A copy of the minutes of the Company's Board of Directors meeting is included in Exhibit V.1 of this Management Proposal. These minutes were also posted on the Company's Investor Relations page at www.ri.santander.com.br; on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br); and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). A copy of the minutes from the Audit Committee meeting that addressed the analysis of the transaction and issued a favorable opinion to the Board of Directors is included in Exhibit V.2 of this Management Proposal. 7) Copies of studies, presentations, reports, opinions, opinions, or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction. The Appraisal Report of the book value of Return is included in Exhibit III of this Management Proposal. There are no other studies, presentations, reports, opinions, opinions, or appraisal reports. 8) Identification of potential conflicts of interest between the financial institutions, companies, and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. The Company's management hired an independent firm to prepare the Appraisal Report and did not identify any conflicts of interest between the parties involved in the transaction. 9) Draft bylaws or amendments to the bylaws of the companies resulting from the transaction. There will be no amendments to the bylaws resulting from the Merger. 10) Financial statements used for the purposes of the transaction, in accordance with the specific regulation. Not applicable, pursuant to Article 16, caput, of CVM Resolution No. 78/22, since the Merger will not result in dilution of the Company's shareholders. 11) Pro forma financial statements prepared for the purposes of the transaction, in accordance with the specific regulation. Not applicable, pursuant to the third paragraph of Article 16 of CVM Resolution No. 78/22. 12) Document containing information on the companies directly involved that are not publicly held companies, including: a. Risk factors, as set out in items 4.1 to 4.3 of the reference form Considering that Return is a wholly-owned subsidiary of the Company, the applicable risk factors are already presented in items 4.1 and 4.3 of the Company's Reference Form. b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the transaction No change in risk exposure is expected as a result of the Merger. c. Description of its activities, as set out in items 1.2 to 1.5 of the reference form Considering that Return is a wholly-owned subsidiary of the Company, the applicable activities are already described in items 1.2 to 1.5 of the Company's Reference Form. d. Description of the economic group, as per item 6 of the reference form Considering that Return is a wholly-owned subsidiary of the Company, it belongs to the same economic group as the Company and, therefore, the applicable information is already described in item 6 of the Company's Reference Form. e. Description of the share capital, as per item 12.1 of the reference form The share capital of Return, fully issued, subscribed, and paid-in, as of this date, is R$ 8,543,300,970.18 (eight billion, five hundred and forty-three million, three hundred thousand, nine hundred and seventy reais and eighteen cents) divided into 486,010,432 (four hundred and eighty-six million, ten thousand, four hundred and thirty-two) common, registered shares with no par value, all owned by the Company. 13) Description of the capital structure and control after the transaction, as per item 6 of the reference form. Since Return is a wholly-owned subsidiary of the Company, there will be no increase in share capital or issuance of new shares by the Company, meaning there will be no change in the Company's capital structure and control. 14) Number, class, type, and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules governing public offerings for the acquisition of shares. Return does not hold any securities issued by the Company. All shares representing the capital stock of Return are held by the Company. 15) Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules governing public offerings for the acquisition of shares, to derivatives referenced to securities issued by the other companies involved in the transaction. The Company, Return, and their related persons are not, as of this date, subject to exposure to derivatives referenced to securities issued by them. 16) Report covering all transactions conducted in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction: a. Companies involved in the transaction (i) Private purchase transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no private purchase transaction involving Return and/or the Company. (ii) Private sale transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no private sale transaction involving Return and/or the Company. (iii) Purchase transactions in regulated markets· • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no purchase transaction in regulated markets involving Return and/or the Company. (iv) Sales transactions in regulated markets • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no sales transaction in regulated markets involving Return and/or the Company. b. Related Parties to companies involved in the transaction (i) Private purchase transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. (ii) Private sales transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. (iii) Purchase operations in regulated markets • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. (iv) Sales transactions in regulated markets • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. 17) Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion No. 35 of 2008. Not applicable. EXHIBIT V.1 MINUTES OF THE BOARD OF DIRECTORS MEETING ABOUT THE MERGER BANCO SANTANDER (BRASIL) S.A. Public Company with Authorized Capital Corporate Taxpayer´s Registry No. 90.400.888/0001-42 Company Registry No. 35.300.332.067 Minutes of the Board of Directors Meeting held on October 29, 2025 DATE, TIME AND PLACE: On October 29, 2025, at 6 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members. CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors. MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Carneiro, Secretary. AGENDA: To resolve on: (i) the Management Proposal for the partial spin-off of Return Capital Gestão de Ativos e Participações S.A. (“Return”), with the transfer of the spun-off portion into the Company (“Management Proposal for the Merger of Return”), prepared under the terms of the “Private Instrument of Protocol and Justification of the Partial Spin-Off of Return with the transfer of the Spun-Off Portion to the Company, entered into on October 29, 2025 (“Protocol and Justification of the Partial Spin-off of Return”); (ii) the call for an Extraordinary General Meeting of the Company to be held on November 28, 2025, at 3:00 p.m., for the purpose of resolving the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company (“Appraisal Report”); (b) To approve the Appraisal Report;(c) To approve the Protocol and Justification of the Partial Spin-off of Return; (d) To approve the incorporation of the spun-off portion of Return by the Company, pursuant to the Protocol and Justification of the Partial Spin-off of Return (“Merger of the spun-off portion of Return”), in accordance with art. 227 of Law No. 6,404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders; (iii) the Management Proposal for the merger of Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”) by the Company (“Management Proposal for Merger of Santander Leasing”), prepared under the terms of the “Private Instrument of Protocol and Justification of the Merger of Santander Leasing, entered into on October 29, 2025 (“Protocol and Justification of the Merger of Santander Leasing”); and (iv) the call for an Extraordinary General Meeting of the Company for November 28, 2025, at 3:30 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report for of Santander Leasing S.A. Arrendamento Mercantil; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Santander Leasing; (d) To approve the merger of Santander Leasing by the Company, under the terms of the Protocol and Justification of the Merger of Santander Leasing, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended (“Merger of Santander Leasing”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. RESOLUTIONS: Having made the necessary clarifications and discussed the issues regarding the convenience and motivation for the proposed Merger of the spun-off portion of Return and Merger of Santander Leasing, and having satisfied all the questions raised by the Directors in their regular duty of diligence regarding the matter, the present members of the Board of Directors, with the favorable recommendation of the Company's Audit Committee at a meeting held on October 29, 2025, unanimously APPROVED: (i) the Management Proposal for the Merger of Return, pursuant to the Protocol and Justification of the Partial Spin-off of Return, subject to approval by the Company's Extraordinary Shareholders' Meeting to be held; (ii) the call for an Extraordinary Shareholders' Meeting of the Company for November 28, 2025, at 3:00 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company; (b) To approve the Appraisal Report;(c) To approve the Protocol and Justification of the Partial Spin-off of Return; (d) To approve the Merger of the spun-off portion of Return, pursuant to the Protocol and Justification of the Partial Spin-off of Return, in accordance with art. 227 of Law No. 6,404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. (iii) the Management Proposal for Merger of Santander Leasing, pursuant to the Protocol and Justification of the Merger of Santander Leasing, subject to approval by the Company's Extraordinary General Meeting to be held; and (iv) the call for an Extraordinary General Meeting of the Company for November 28, 2025, at 3:30 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report for of Santander Leasing; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Santander Leasing; (d) To approve the merger of Santander Leasing by the Company, under the terms of the Protocol and Justification of the Merger of Santander Leasing, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. Javier Maldonado Trinchant – Vice President; and Messrs. Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, October 29, 2025. I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company. Bruno Carneiro Secretary EXHIBIT V.2 MINUTES OF THE AUDIT COMMITTEE ABOUT THE MERGER BANCO SANTANDER (BRASIL) S.A. Public Company with Authorized Capital Corporate Taxpayer´s Registry No. 90.400.888/0001-42 MINUTES OF THE EXTRAORDINARY MEETING OF AUDIT COMMITTEE HELD ON OCTOBER 29, 2025 1. TIME AND PLACE On October 29, 2025, at 5 p.m. at the headquarter of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”) 2. ATTENDANCE Members of the Audit Committee: Sr. Pedro Melo (Coordinator) Sr. Luiz Carlos Nannini (Technical Qualified Member) Sr. René Luiz Grande Sra. Andrea Maria Ramos Leonel 3. SUMMARY OF THE RESOLUTIONS 3.1 ANALYZE AND ISSUES AN OPINION ON THE PROPOSALS FOR MERGERS BY BANCO SANTANDER (BRASIL) S.A. The purpose of this meeting was to analyze and issue an opinion by the Audit Committee on the proposals (i) for the merger into the Company of the spun-off portion of Return Capital Gestão de Ativos e Participações S.A., its wholly-owned subsidiary, with the transfer of a portion of its net equity to the Company ("Proposal for Merger of the Spun-off Portion of Return"); and (ii) for the merger into the Company of Santander Leasing S.A. Arrendamento Mercantil, its whollyowned subsidiary, with the transfer of its entire net equity to the Company ("Proposal for Merger of Santander Leasing"). Therefore, the members of the Company's Audit Committee expressed a favorable opinion on the Proposal for Merger of the Spun-off Portion of Return, as well as the Proposal for Merger of Santander Leasing. Finally, the members of the Company's Audit Committee declared that they had received all the documents and information necessary for the analyses and deliberations carried out above. ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which, after being read and approved, were signed by the members of the Audit Committee. Present: Mr. Pedro Augusto de Melo – Coordinator; Mr. Luiz Carlos Nannini – Qualified Technical Member; and Ms. Andrea Maria Ramos Leonel and Mr. René Grande – Members. São Paulo, October 29, 2025. Layssa Göelzer Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer